Buying Collective Holdings Incorporated

FINANCIAL STATEMENTS

December 31, 2016

TABLE OF CONTENTS



MAC

MAC ACCOUNTING GROUP, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
BUYING COLLECTIVE HOLDINGS INCORPORATED
MOUNT PLEASANT, UTAH

WE HAVE AUDITED THE ACCOMPANYING BALANCE SHEET OF BUYING COLLECTIVE HOLDINGS INCORPORATED AS OF DECEMBER 31, 2016, AND THE RELATED STATEMENT OF OPERATIONS, STOCKHOLDERS' DEFICIT, AND CASH FLOWS FOR THE PERIOD FROM INCEPTION ON DECEMBER 12, 2016 THROUGH DECEMBER 31, 2016. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES). THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. THE COMPANY IS NOT REQUIRED TO HAVE, NOR WERE WE ENGAGED TO PERFORM, AN AUDIT OF ITS INTERNAL CONTROL OVER FINANCIAL REPORTING. OUR AUDIT INCLUDED CONSIDERATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS A BASIS FOR DESIGNING AUDIT PROCEDURES THAT ARE APPROPRIATE IN THE CIRCUMSTANCES, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING. ACCORDINGLY, WE EXPRESS NO SUCH OPINION. AN AUDIT ALSO INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS, ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BUYING COLLECTIVE HOLDINGS INCORPORATED AS OF DECEMBER 31, 2016, AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR THE PERIOD FROM INCEPTION ON DECEMBER 12, 2016 THROUGH DECEMBER 31, 2016 IN CONFORMITY WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

MAC ACCOUNTING GROUP, LLP

MIDVALE, UTAH
MARCH 31, 2017

WWW.MACACCOUNTINGGROUP.COM
1070 MECHAM LANE, MIDVALE, UTAH 84047
801.414.3664

Buying Collective Holdings Incorporated
BALANCE SHEET

		December 31, 2016
ASSETS		
CURRENT ASSETS		
Cash	$	170,501
Total current assets		170,501
Total assets	$	170,501
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$	8,000
Accounts payable - related party		10,000
Notes payable - related party		170,000
Total current liabilities		188,000
Total liabilities		188,000
STOCKHOLDERS' DEFICIT		
Preferred stock, $0.0001 par value, 50,000,000 shares authorized preferred stock, $0.0001 par value, 5,000,000 Series A shares authorized; 1,000,000 shares issued and outstanding		100
Common stock, $0.0001 par value, 200,000,000 shares authorized, 4,108,000 shares issued and outstanding		411
Accumulated deficit		(18,010)
Total stockholders' deficit		(17,499)
Total liabilities and stockholders' deficit	$	170,501

The accompanying notes are an integral part of these financial statements

Buying Collective Holdings Incorporated
STATEMENT OF OPERATIONS

		From Inception on December 12, 2016 through December 31, 2016
OPERATING EXPENSES		
Professional Fees	$	18,011
Total operating expenses		18,011
Net loss from operations		(18,011)
OTHER INCOME AND EXPENSE		
Interest income		1
Total other income and expense		1
Net loss before income taxes		(18,010)
Income tax provision		-
Net loss	$	(18,010)
Net loss per share, basic and diluted	$	(0.09)
Weighted average number of common shares outstanding, basic and diluted		202,586

The accompanying notes are an integral part of these financial statements

Buying Collective Holdings Incorporated
STATEMENT OF STOCKHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance, December 12, 2016	-	$ -	-	$ -	$ -	$ -
Common stock issued for cash	-	-	4,000,000	400	-	400
Series A preferred stock issued for cash	1,000,000	100	-	-	-	100
Common stock issued for services	-	-	108,000	11	-	11
Net Loss	-	-	-	-	(18,010)	(18,010)
Balance, December 31, 2016	1,000,000	$ 100	4,108,000	$ 411	$ (18,010)	$ (17,499)

The accompanying notes are an integral part of these financial statements

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Buying Collective Holdings Incorporated
STATEMENT OF CASH FLOWS

	From Inception on December 12, 2016 through December 31, 2016
Cash Flows from Operating Activities:	
Net Income	$ (18,010)
Adjustments to reconcile net income to net cash provided by operating activities:	
Issuance of stock for services	11
Change in operating assets and liabilities:	
Accounts payable	8,000
Accounts payable - related party	10,000
Net Cash Provided by Operating Activities	1
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities:	
Net proceeds from related party notes payable	170,000
Net proceeds from the sale of common stock	400
Net proceeds from the sale of Series A preferred stock	100
Net Cash Used in Financing Activities	170,500
Net Increase in Cash	170,501
Cash at Inception	-
Cash at the End of Year	$ 170,501
Supplemental Information:	
Cash paid for:	
Taxes	$ -
Interest Expense	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF ORGANIZATION

Buying Collective Holdings Incorporated (BCHI), was incorporated in the State of Delaware on December 12, 2016 and is in the business of (1) organizing a national "buying collective" comprised of millions of health-minded consumers through a proprietary digital application and network of market influencers known as Health Merchants®; (2) sourcing and/or acquiring thousands of essential CLEAN food (e.g. organic and non-GMO) products via direct purchasing agreements with manufacturing, production and processing companies, and properties, and stocking them in regional distribution centers; and (3) receiving, processing and fulfilling online CLEAN food orders direct to the homes of consumers in the Buying Collective of the Health Merchant network.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities and the reported amounts of net sales and expenses. Actual results could differ materially from these good faith estimates and judgements.

Fair Value of Financial Instruments

The Company believes the carrying value of financial instruments, including cash and accounts payable, approximate their respective fair values due to the short-term nature of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash deposits and highly liquid financial instruments with an original maturity to the Company of three months or less. As of December 31, 2016 the Company had no cash equivalents.

Earnings (Loss) per Share

Basic and diluted earnings per share are calculated in accordance with ASC 260, "Earnings Per Share" and are net of taxes. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding or any other commitment to issue common stock, using the treasury stock method and the average market price per share during the year.

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Common stock equivalents are not included in the diluted loss per share calculation when their effect is anti-dilutive. Since the Company had no instruments outstanding as of December 31, 2016 that created a commitment to issue common stock, the Company's basic weighted average number of common shares outstanding is the same as its diluted weighted average number of common shares outstanding.

Income Taxes

The Company has adopted the provisions of ASC 740-10, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. ASC 740-10 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position.

Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in the subjective assumptions and judgments can materially affect amounts recognized in the balance sheets and statements of income.

The Company classifies interest and penalties arising from the underpayment of income taxes in the statement of income under general and administrative expenses. As of December 31, 2016, the Company had no accrued interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and in the state of Utah. As the Company was incorporated in December of 2016 they have not yet filed a tax return. The Company is subject to federal and state income tax examinations for all years since inception.

NOTE 3 – NOTES PAYABLE - RELATED PARTY

On December 30, 2016, the Company issued a $200,000 promissory note to Green PolkaDot Box Incorporated (a related party that is 13% owned by Rod A. Smith, who also owns 98% of the Common shares and all of the Series A Preferred shares of BCHI). The note requires interest to be accrued at a rate of 4% per annum until the principal and all accrued interest is paid. As of December 31, 2016, the Company had received $170,000 of the principal balance. The remaining $30,000 was received subsequent to year-end. The current maturity date for this note is December 31, 2017. During the period ended December 31, 2016, no interest was accrued on the note.

NOTE 4 – STOCKHOLDERS' DEFICIT

Preferred Stock

The total number of shares of preferred stock which the Company shall have authority to issue is 50,000,000 shares with a par value of $0.0001 per share. The Company's Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series, and to determine the designations, preferences and rights through a resolution of the Board of Directors.

Buying Collective Holdings Incorporated
NOTES TO FINANCIAL STATEMENTS
For the Period Ended December 31, 2016

Effective December 13, 2016, the Board of Directors designated the Series A Preferred as a new series of preferred stock. As of December 31, 2016, the Company has 5,000,000 shares of Series A Preferred authorized, with a par value of $0.0001, and as of December 31, 2016, the Company had 1,000,000 shares issued and outstanding. Each Series A Preferred share is convertible into 10 shares of the Company's common stock, subject to adjustment. Each holder of Series A Preferred shell be voted on a ratio of 1:10 with the shares of Common Stock. The holders of the Series A Preferred have a liquidation preference equal to par value ($0.0001) per share.

At any time while Series A Preferred shares are outstanding, the Company shall not take any of the following actions without the prior consent of the holders of at least 80% of the issued and outstanding shares of the Series A Preferred Shares: (i) elect the members of the Board of Directors; (ii) create or authorize the creation of any additional series of capital stock; increase the authorized number of shares of Preferred Stock, Common Stock, or increase the authorized amount of any additional series of capital stock; (iv) issue any authorized securities of the Company; (v) create or authorize any obligations or other security convertible into shares of Preferred Stock or any other series of capital stock; (vi) amend, alter, or repeal any provision of the Articles of Incorporation or the Company's Bylaws which affects the perspective preferences, qualifications, special or relative rights or privileges of the Convertible Preferred Stock, or adversely affects the Convertible Preferred Stock (or its holders) in a manner differently or disproportionately to other series of the Company's capital stock (or the holders thereof); (vii) liquidate, dissolve or wind-up the affairs of the Company, or effect any Fundamental Transaction; (viii) effect any statutory share exchange; or (ix) amend, alter or repeal the provisions of the Convertible Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Convertible Preferred Stock.

On December 13, 2016, the Company authorized the issuance of 1,000,000 shares of Series A Convertible Preferred Stock for cash of $100.

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 200,000,000 shares with a par value of $0.0001 per share, and as of December 31, 2016, the Company had 4,108,000 shares issued and outstanding.

On December 13, 2016, the Company authorized the issuance of 4,000,000 share of common stock for cash of $400.

On December 13, 2016, the Company authorized the issuance of 108,000 share of common stock for services at a value of $11.

NOTE 5 – RELATED PARTY TRANSACTIONS

On December 30, 2016, the Company issued a $200,000 promissory note to a related party (see Note 3).

As of December 31, 2016, the Company owed officers of the Company $10,000 for services provided to the Company.

Buying Collective Holdings Incorporated
NOTES TO FINANCIAL STATEMENTS
For the Period Ended December 31, 2016

NOTE 6 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax liabilities consist of the following components as of December 31, 2016:

Deferred tax assets:		
NOL carryover	$	2,300
Related party accruals		4,700
Valuation allowance		(7,000)
Net deferred tax asset	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2016 due to the following:

Book income	$	(7,000)
Related Party Accruals		4,700
Valuation Allowance		2,300
	$	-

At December 31, 2016, the Company had net operating loss carryforwards of approximately $6,000 that may be offset against future taxable income from the year 2017 through 2036. No tax benefit has been reported in the December 31, 2016 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 7 – NEW ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements issued during the period ended December 31, 2016 and through the date these financial statements were ready to be issued that the Company believes are applicable to or would have a material impact on the consolidated financial statements of the Company.

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NOTE 8 – SUBSEQUENT EVENTS

Formation of LLC

On January 20, 2017 Green Polka Dot Box, LLC was formed with BCHI as its sole member. On February 22, 2017 the Company entered a joint venture agreement with Green PolkaDot Box Incorporated (a related party) in conjunction with an Asset Purchase Agreement (further described below). The joint venture agreement was entered into to fund and operate Green Polka Dot Box, LLC to build a health merchant network to sell CLEAN foods to health merchant customers.

Definitive Agreements

The Company has entered into three definitive agreements subsequent to year end. These definitive agreements are for the purpose of purchasing CLEAN food production and processing companies.

On January 5, 2017, BCHI entered into a definitive agreement to purchase Day Boat Seafood LLC (Day Boat), a Florida limited liability company. Day Boat is a commercial fishing operation in Florida that provides wild caught MSC certified seafood in many varieties. (MSC is a certification of sustainable seafood). The parties agreed to a $6,000,000 purchase price to be paid with $500,000 to be put into an escrow account and the balance of $5,500,000 to be paid upon the completion of BCHI receiving funding in a Regulation A+ public offering. In accordance with the definitive agreement, BCHI transferred $300,000 on January 5, 2017 and transferred $200,000 on February 17, 2017 to meet the escrow obligation under the agreement. The purpose of the purchase of Day Boat ownership is to harvest, process and sell wild caught seafood in many varieties, at deep discounted prices, to Green Polka Dot Box, LLC for the purpose of selling to its customers through the Health Merchant Network.

On January 26, 2017, BCHI entered into a real estate purchase contract to acquire the Kyte organic navel orchard, consisting of 157-acres of mature navel orange trees located in Fillmore, California. The purchase is contingent to BCHI's receipt of funding from its planned Reg A+ offering. The purpose of the real estate transaction is to operate the farm; harvesting, processing and selling organic navel orange, at deep discounted prices to Green Polka Dot Box, LLC for the ability of selling to Green Polka Dot Box, LLC customers through the Health Merchant Network.

On February 22, 2017, BCHI entered into a definitive agreement to purchase Green PolkaDot Box Incorporated's assets and some liabilities. Green PolkaDot Box Incorporated (GPDB) is a related party and was operating as an online distributor of organic and non-GMO products until it ceased operations in early 2016. BCHI is in the business of sourcing and supplying organic and non-GMO food products through a network of online Health Merchants for a national "buying collective" of their potential customers. The purchase price of the transaction is not yet determined, but it is agreed between the two parties that the value of the purchase shall not exceed $25,000,000 or 50¢ per issued and outstanding GPDB shares, whichever is less. The final price will be determined at the time of closing based on the total number of common shares GPDB has issued and outstanding at that time, not to exceed 50,000,000.

Notes Payable - Related Party

Subsequent to December 31, 2016 the Company received $30,000 in conjunction with its $200,000 promissory note with Green PolkaDot Box Incorporated (see Note 3).

Convertible Notes

On January 31, 2017, the Company entered into a convertible debt agreement with Vince Hernandez in the amount of $50,000. The convertible debt interest rate is 8% per annum. The convertible note term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. On February 17, 2017, the Company entered into an amended debt agreement with Vince Hernandez. This amendment was to increase the note amount to $100,000, all other terms remained unchanged. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $100,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 16, 2017, the Company entered into a convertible debt agreement with William and Theresa Cargill in the amount of $200,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $200,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 17, 2017, the Company entered into a convertible debt agreement with Gerwin Martin in the amount of $50,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $200,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 27, 2017, the Company entered into a convertible debt agreement with Gerwin Martin in the amount of $180,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $180,000 worth of the Company's common stock. The per share price is to be calculated based on the trading activity of the Company.

On February 27, 2017, the Company entered into a convertible debt agreement with Ted Hsieh in the amount of $15,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $15,000 worth of the Company's common stock. The per share price is to be equal to 100% of the price offered at the initiation of the Qualified Financing.

On February 27, 2017, the Company entered into a convertible debt agreement with Frederick Hilgert in the amount of $5,000. The convertible debt interest rate is 8% per annum. The convertible term is two years or earlier if elected to convert to common stock. The conversion right is subject to BCHI receiving a Qualified Financing transaction. Under the agreement, the definition of a Qualified Financing transaction is the Company's next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note from which the Company receives gross proceeds of not less than $5,000,000. In conjunction with this convertible note the Company issued a two-year warrant to the lender to purchase up to $50,000 worth of the Company's common stock. The per share price is to be equal to 100% of the price offered at the initiation of the Qualified Financing.

Other Events

The Company has evaluated, for potential recognition and disclosure, events that occurred after the balance sheet date of December 31, 2016, through March 31, 2017, the date the financial statements were available to be issued. No additional events have been identified that will have a material effect on the financial statements.